We Are Kula, LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2019	For the Period April 24, 2018 (Inception) to December 31, 2018
Cash flows from operating activities:		
Net loss	$ (215,650)	$ (109,081)
Adjustments to reconcile net loss to net cash used by		
operating activities		
Depreciation	236	1,114
Amortization	125,000	
Changes in operating assets and liabilities:		
Accounts payable	6,768	3,295
Credit card payable	1,432	7,568
Net cash used in operating activities	(82,214)	(97,104)
Cash flows from investing activities		
Purchase of fixed assets	-	(10,281)
Net cash used in investing activities	-	(10,281)
Cash flows from financing activities:		
Proceeds from shareholder loans payable	44,509	107,222
Member contributions	50,000	1,000
Net cash provided by financing activities	94,509	108,222
Net cash increase for period	12,295	837
Cash at beginning of period	837	-
Cash at end of period	$ 13,132	$ 837
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ 506	$ 313

Supplemental Disclosure of Non-Cash Financing Activity				
Fair value of common units issued for software	$	500,000	$	-